Filed Pursuant to Rule 424(b)(3)

Registration No. 333-201418

PROSPECTUS

16,931,962 Shares

IKANOS COMMUNICATIONS, INC.

Common Stock

This prospectus relates to the offer and sale from time to time by the selling stockholders identified herein of up to an aggregate of 16,931,962 shares of our common stock, par value $0.001 per share, including 12,195,121 shares held by the selling stockholders and 4,736,841 shares issuable to the selling stockholders upon the exercise of warrants. We issued 12,195,121 shares of our common stock to the selling stockholders in connection with a private placement in September 2014. We issued a warrant to purchase up to 3,157,894 shares of our common stock in connection with a loan agreement that we entered into at the same time with an affiliate of the selling stockholders. On December 10, 2014, we issued an additional warrant to purchase up to 1,578,947 shares of our common stock to the selling stockholders in connection with our entry into an amendment to the loan agreement. We are registering the resale of the shares of our common stock and the shares of our common stock underlying the warrants. See “Selling Stockholders.”

Our registration of the shares of our common stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares of our common stock. The selling stockholders may sell the shares of our common stock covered by this prospectus in a number of different ways and at varying prices. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the information under the heading “Plan of Distribution” on page 4 of this prospectus. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders other than any proceeds from the cash exercise by the selling stockholder of the warrants to purchase shares of our common stock.

Our common stock is listed on The NASDAQ Capital Market, or NASDAQ, under the symbol “IKAN.” On January 21, 2015, the last reported sale price of our common stock was $0.335 per share.

Investing in our common stock involves a high degree of risk. You should carefully read and consider the “Risk Factors” beginning on page 2 before making your investment decision.

Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 22, 2015.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information or to make representations not contained in this prospectus.

This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities in any jurisdiction where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained or incorporated by reference in this prospectus is correct as of any time after the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration, or continuous offering, process. Under this shelf registration process, the selling stockholders, or their pledgees, donees, transferees or other successors-in-interest may, from time to time, sell up to 16,931,962 shares of our common stock in one or more offerings. The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement of which this prospectus is a part is declared effective by the SEC.

This prospectus provides you with a general description of the shares of our common stock that the selling stockholders may offer. If required, each time the selling stockholders sell shares of our common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the offered shares. Any prospectus supplement may also add, update or change the information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. The registration statement that we filed with the SEC includes exhibits that provide more detail about the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information” before making your investment decision.

All references in this prospectus to “Ikanos,” the “company,” “we,” “our,” and “us” refer to Ikanos Communications, Inc. and its subsidiaries.

When we refer to the selling stockholders in this prospectus, we are referring to the stockholder identified in the table under the heading “Selling Stockholders” herein as well as its donees, pledgees, transferees or other successors-in-interest that received shares of our common stock after the date of this prospectus from the selling stockholders pursuant to a gift, a pledge, a partnership distribution or other transfer (other than a public sale).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words “expects,” “believes,” “anticipates,” “estimates,” “may,” “could,” “intends” and similar expressions are intended to identify forward-looking statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements will also be contained in the documents that we incorporate by reference into this prospectus.

These forward-looking statements speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You should, however, review the additional disclosures we make in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC.

RISK FACTORS

Investing in our common stock involves risk. Prior to making a decision about investing in our common stock, you should carefully consider all of the information appearing or incorporated by reference in this prospectus, including the risk factors incorporated by reference to our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The occurrence of any of these risks or additional risks and uncertainties that are not currently known to us or that we currently consider immaterial may cause you to lose all or part of your investment in our common stock.

IKANOS COMMUNICATIONS, INC.

We provide semiconductor products and software for delivering high speed broadband and networking solutions to the connected home. Our broadband digital subscriber line, or DSL, processors and other semiconductor offerings power carrier infrastructure for the central office, which we also refer to as Access, and customer premises equipment, or CPE, which we also refer to as Gateway, for network equipment manufacturers serving leading telecommunications service providers, or telcos. Our products are at the core of DSL access multiplexers, optical network terminals, concentrators, modems, voice over Internet Protocol, terminal adapters, integrated access devices and residential gateways. Our products have been deployed by service providers in Asia, Europe, and North and South America and are also actively being evaluated and scheduled to be evaluated by other service providers for deployment in their networks.

Our products reflect advanced designs in silicon, systems, and firmware and are programmable and highly-scalable. Our expertise in integration of our digital signal processor algorithms with advanced digital, analog, and mixed signal semiconductors enables us to offer high-performance, high-density, and low-power asymmetric DSL and very-high bit rate DSL products that offer vectoring and bonding to increase speeds of existing telecom carrier copper and hybrid-fiber copper infrastructure. We believe these products support high speed broadband service providers’ multi-play deployment plans to the connected home while keeping their capital and operating expenditures relatively low compared to competing frameworks. Our broadband DSL products consist of high performance Access and Gateway chips.

Our next generation G.fast products for the ultra-broadband market, which are currently in development, will be designed to achieve speeds up to 1Gbps. We also offer a line of communications processors, or CPs, for residential gateways that support a variety of WAN topologies for telecom carriers and cable multiple system operators, including Ethernet and gigabit Ethernet, passive optical network, hybrid-fiber-copper network, and wireless broadband. While a majority of our silicon solutions are deployed in xDSL networks at global telcos, our CPs are also currently deployed in both cable and fiber-to-the-home networks. Our CPs are an important part of our diversification strategy to expand our target market beyond xDSL.

In addition to our xDSL and CPs, in 2013 we announced inSIGHT, our suite of CPE-based monitoring and analytics software products. inSIGHT offers carriers the ability to remotely monitor and diagnose line impairments and noise issues to facilitate fast and cost-effective discovery and resolution of service disruptions. inSIGHT has not yet been deployed in the market.

We were incorporated in 1999 in California as Velocity Communications and changed our name to Ikanos Communications in December 2000. When we reincorporated in Delaware in September 2005, we changed our name to Ikanos Communications, Inc. Our principal executive office is located at 47669 Fremont Boulevard, Fremont, California 94538. Our telephone number at that location is (510) 979-0400. Our website address is www.ikanos.com. We do not incorporate the information on our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the accounts of the selling stockholders. To the extent that we receive any proceeds from the exercise of the warrants (defined below) by the selling stockholders, we intend to use such proceeds for general corporate and working capital purposes. See “Selling Stockholders” and “Plan of Distribution.”

SELLING STOCKHOLDERS

On September 29, 2014, we sold to the selling stockholders 12,195,121 shares of our common stock in a transaction, or the Private Placement, that was exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act, in reliance upon Section 4(a)(2) of the Securities Act, pursuant to a securities purchase agreement by and among us, the selling stockholders and certain of our other stockholders, or the Securities Purchase Agreement.

We also entered into a loan agreement on September 29, 2014, which we refer to as the Loan Agreement, with an affiliate of the selling stockholders, pursuant to which we may borrow up to $10.0 million subject to the terms and conditions set forth in the Loan Agreement. In connection with the Loan Agreement, we issued to the selling stockholders a warrant to purchase up to 3,157,894 shares of our common stock with an exercise price of $0.475 per share, 1,578,947 of which are exercisable at any time until November 30, 2017 and the remaining 1,578,947 of which were exercisable at any time on or after the funding date of the loan, but in no event after November 30, 2017. On December 10, 2014, in connection with our entry into an amendment to the Loan Agreement, we amended the warrant to provide for the immediate exercisability of the remaining 1,578,947 shares of our common stock, and we issued an additional warrant to purchase 1,578,947 shares of our common stock with an exercise price of $0.41 to the selling stockholders. The additional warrant is exercisable at any time until November 30, 2017.

We agreed to file a registration statement to register for resale the shares of our common stock acquired by the selling stockholders in the Private Placement and shares issuable upon exercise of the warrants.

The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling stockholders and the shares being offered by the selling stockholders. Information with respect to beneficial ownership is based upon information obtained from the selling stockholders. Information with respect to shares owned beneficially after the offering assumes the sale of all of the shares offered and no other purchases or sales of our common stock. The selling stockholders may offer and sell some, all or none of their shares.

Name and Address	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent	Number	Number	Percent
Alcatel-Lucent Participations 148/152 Route de la Reine 92100 Boulogne-Billancourt France	16,931,962(1)	11.8%(2)	16,931,962	—	—

(1)	Consists of 12,195,121 shares of our common stock acquired by the stockholder pursuant to the Private Placement and 4,736,841 shares that are exercisable under the warrants within 60 days of December 1, 2014 pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, or the Exchange Act.

(2)	Based on 139,329,469 shares of our common stock outstanding as of December 1, 2014 and 4,736,841 shares that are issuable upon exercise of the warrants and deemed outstanding on such date pursuant to Rule 13d-3 under the Exchange Act.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of our common stock or interests in shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to the extent required to reflect such transaction).

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock, from time to time, under this prospectus or, if required, under an amendment or supplement to this prospectus amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The aggregate proceeds to the selling stockholders from the sale of our common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of our common stock to be made directly or through agents. We will not receive any of the proceeds from this offering other than any proceeds from the cash exercise by the selling stockholder of the warrants to purchase shares of our common stock.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

We agreed to pay all expenses incurred in connection with the registration, including all registration, SEC, stock exchange, filing and qualification fees (including state securities law fees and expenses), printing expenses, messenger and delivery expenses, escrow fees, accounting fees, fees and disbursements of our counsel and independent public accountants, fees and expenses of all persons retained by us and fees and disbursements of one special counsel for the selling stockholders (not to exceed $50,000); provided, however, that we are not required to pay stock transfer taxes or underwriters’ discounts or selling commissions relating to sale of our common stock subject to registration.

In accordance with the Securities Purchase Agreement, we will indemnify the selling stockholders, their officers, directors, employees, partners, agents and control persons and each person who participates as a placement or sales agent or as an underwriter against liabilities, including certain liabilities under the Securities Act, or such persons will be entitled to contribution from us. The selling stockholders will indemnify us, our directors, officers, employees and controlling persons and each underwriter, its partners, officers, directors, employees and controlling persons against liabilities, including certain liabilities under the Securities Act, arising out of any written information furnished to us by the selling stockholders or any agent, underwriter or representative expressly for use in this prospectus, or such persons will be entitled to contribution from the selling stockholders.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter and any applicable discounts, commissions, concessions or other fees with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Under the securities laws of some states, the shares of our common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of our common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling stockholders and any other person participating in the sale of the shares of our common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the shares of our common stock to engage in market-making activities with respect to our common stock. This may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of our common stock.

We have agreed to keep this prospectus effective until the earlier of the date on which all of the shares of our common stock covered by this prospectus have been sold pursuant to the registration statement that includes this prospectus or the date on which all of the shares of our common stock covered by this prospectus become eligible for resale to the public pursuant to Rule 144 under the Securities Act without volume or manner of sale limitations. Once sold pursuant to the registration statement that includes this prospectus, the shares of our common stock covered by this prospectus will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 29, 2013 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the shares of our common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. You may read and copy the registration statement and its exhibits and schedules at the SEC’s public reference room, located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that website is www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 29, 2013;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 30, 2014, June 29, 2014 and September 28, 2014;

•	our Current Reports on Form 8-K filed with the SEC on January 31, 2014, February 24, 2014, March 12, 2014, March 21, 2014, April 25, 2014, June 5, 2014, September 19, 2014, September 29, 2014, October 10, 2014, October 20, 2014, November 26, 2014, December 1, 2014, December 11, 2014, and December 16, 2014; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on September 19, 2005, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the initial filing date of the registration statement of which this prospectus is a part and the effectiveness of the registration statement, as well as between the date of this prospectus and the termination of any offering of securities offered by this prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by writing or telephoning us at the following address and number: Ikanos Communications, Inc., 47669 Fremont Boulevard, Fremont, California 94538, Attn: Corporate Secretary, telephone (510) 979-0400. We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.